UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3) *
Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
2797140
(CUSIP Number)
Paul Weinberg, Adv. Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,732,310
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,732,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,732,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			10.0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,732,310
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,732,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,732,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			10.0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220 (1)
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	5,991,779
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454, 220(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6% (1)
14.	Type of Reporting Person (See Instructions)
CO

(1)  Includes an aggregate of 3,462,441 shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,454,220
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,454,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,454,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			34.6%
14.	Type of Reporting Person (See Instructions)
	IN

This Amendment No. 3 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by RDC Rafael Development Corporation Ltd. ("RDC"), DEP Technology Holdings Ltd. ("DEP"), Elron, DIC, IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat ("the Reporting Persons") (the "Statement") with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the "Ordinary Shares"), of Given Imaging Ltd. (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of an aggregate of 550,000 Ordinary Shares of the Issuer by Elron from August 4 through August 6, 2004.

The following amends and supplements Items 2, 3, 5 and 6 of the Statement.

Item 2. Identity and Background

(a), (b) and (c): The Reporting Persons.

As of August 6, 2004, Shelly Bergman owned approximately 5.71% of the outstanding shares of IDB Holding.

Item 3. Source and Amount of Funds or Other Consideration

From August 4, 2004 through August 6, 2004 Elron purchased an aggregate of 550,000 Ordinary Shares in open market transactions as set forth below in the response to Item 5 for a total purchase price of $19,183,330. Elron used its own funds to acquire such Ordinary Shares.

Item 5. Interest in Securities of the Issuer

As of August 6, 2004:

RDC owned directly 2,732,310 Ordinary Shares, or 10.0% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,732,310 Ordinary Shares.

Elron owned directly 3,259,469 Ordinary Shares, or approximately 11.9% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 2,732,310 Ordinary Shares owned by RDC, and also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 3,462,441 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 9,454,220 Ordinary Shares, constituting approximately 34.6% of the outstanding Ordinary Shares.

DIC owned directly 3,462,441 Ordinary Shares, or approximately 12.7% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 5,991,779 Ordinary Shares owned by RDC and Elron, or a total of 9,454,220 Ordinary Shares, constituting approximately 34.6% of the outstanding Ordinary Shares.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 9,454,220 Ordinary Shares held by RDC, Elron and DIC, or approximately 34.6% of the outstanding Ordinary Shares.

As of June 30, 2004, there were 27,357,338 outstanding Ordinary Shares. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Since June 23, 2004, Elron purchased an aggregate of 550,000 Ordinary Shares in open market transactions on the NASDAQ National Market System as follows:
Date	No. of Ordinary Shares	Price per Share
August 4, 2004	463,000	$34.96
August 5, 2004	37,000	$35.05
August 6, 2004	50,000	$34.00

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares since June 23, 2004

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned as of August 6, 2004 an aggregate of 62,558 Ordinary Shares (including 36,000 Ordinary Shares that may be acquired pursuant to options that are exercisable within 60 days of August 6, 2004 to purchase such shares from the Issuer).

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

The additional Ordinary Shares purchased by Elron as set forth above in Item 5 are subject to the lock-up letter agreement entered into by Elron with Merrill Lynch & Co. and Citigroup Global Markets, Inc., the underwriters pursuant to the Issuer's underwritten public offering completed on June 23, 2004, under which, subject to certain exceptions, Elron has agreed not to sell or otherwise dispose of its Ordinary Shares until September 16, 2004 without the prior consent of Merrill Lynch & Co. and Citigroup Global Markets, Inc. This lock-up letter agreement was filed with Amendment No.2 to the Statement on July 30, 2004.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: August 12, 2004

RDC RAFAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

BY: /s/Haim Tabouch and Arthur Caplan

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Statement as Exhibits 2 through 10.